Mail Stop 4561

									September 27, 2005


Mr. John Okubo
Chief Financial Officer
Bay View Capital Corporation
1840 Gateway Drive
San Mateo, California 94404

      RE:	Bay View Capital Corporation
      Form 10-K for the Fiscal Year Ended December 31, 2004
      Filed April 18, 2005
      File No. 1-14879

Dear Mr. Okubo:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.











Form 10-K for the Fiscal Year Ended December 31, 2004
Financial Statements
Notes to Consolidated Financial Statements
General
1. We note that in several of your accounting policy disclosures you refer to amortization methods that "approximate the effective interest method". Please quantify the difference between the effective interest method and the method used with respect to the following for each period presented:

* amortization of premiums or discounts on available-for-sale securities (page 51);

* amortization of premiums on held-for-investment auto contracts
(page 52); and

* amortization of deferred fees and costs on held-for-investment auto contracts (page 52)

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Sharon Johnson, Staff Accountant, at (202)
551-
3474 or me at (202) 551-3490 if you have questions.


								Sincerely,



						Donald Walker
									Senior Assistant
Chief
Accountant
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Mr. John Okubo
Bay View Capital Corporation
September 27, 2005
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